MAIL STOP 3561

July 10, 2008

Mr. Steve Schram, Chief Executive Officer
Agri-Laboratories, Ltd..
20927 State Route K
St. Joseph, Missouri 64505

>   **Re: Agri-Laboratories, Ltd.**
>   **Offering Statement on Form 1-A**
>   **File No. 333-134078**
>   **Filed on June 17, 2008**

Dear Mr. Schram:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that, after qualification, the company will adjust the offering price of the Class B and Class C common shares after each fiscal month to reflect the current net book value, as defined. Please disclose how you will inform your investors of these adjustments.

2. You state on page 1 that a price adjustment will in no event result in a price per share that would cause the aggregate offering price to exceed $4,963,486.04, i.e., $5 million less than the offering proceeds for all securities sold within the 12-month period prior to the start of the proposed Regulation A offering. You further state on page 31 that, if a price adjustment would not satisfy this requirement, you will either lower the aggregate number of shares to be issued or adjust the price per share. It appears to us that such a price adjustment, which would not conform to the formula provided in the offering circular, would constitute a delayed offering of securities, as contemplated by Rule 415. Please revise to clarify that, in the event that the recalculated aggregate offering amount would exceed $5 million, you will lower the aggregate number of shares that will be issued rather than adjust the offering price. In the alternative, advise us of the basis for your opinion that you can conduct a delayed offering pursuant to Rule 415.

3. The offering should have a termination date, as we previously commented with respect to the Form 1-A filed on June 15, 2004 (Form 1-A/A, File No. 24-10056). Although a termination date was added to the 2004 offering circular, as well as the one filed in 2006 (Form 1-A, File No. 24-10147), this offering circular does not provide one. Please revise accordingly.

4. An issuer of securities under Regulation A has a duty to update the information provided in an offering circular during the course of a continuous offering. See Rule 253(e)(1) and (2). For example, subsection (2) requires the offering circular for a continous offering to be updated 12 months after qualification to include updated financial statements and other information. Rule 253(e)(3) requires the updated offering circular to be included in an amendment to the offering statement. In this regard, we note that the previous offering statements referenced above were qualified on June 25, 2004 and June 29, 2006, respectively. We have no record that the company ever filed offering statement amendments to update the information in these offering circulars. Please revise the pending offering circular to address this issue and the potential impact upon the company. Please confirm that the company will update its offering circular as required by Rule 253(e) in connection with this offering statement.

5. We note that, in addition to audited financial statements as of 12/31/07, you have provided interim unaudited financial statements that appear to contain raw data. Please revise to provide financial statements that comply with paragraphs (1) and (2) of Part F/S of Form 1-A.

6. It appears that the company may not have filed its reports on Form 2-A in a consistent and timely way. Rule 257 requires an issuer to file a report concerning sales and use of proceeds every six months after qualification of an offering statement or any amendment until substantially all proceeds have been applied, as

well as a final report within 30 calendar days after termination, completion or final sale of securities in the offering or application of proceeds from the offering, whichever is later. We note that the company filed various reports on May 18, 2006 and June 9, 2008. Please advise us how your Form 2-A filings have complied with Rule 257. If appropriate, please amend your offering circular to explain the impact on the issuer if these reports were not timely filed. Please confirm that reports for the proposed offering will be timely filed.

* * * * * *

Closing comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the qualification date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of an offering statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualification date.

Any questions may be directed to Cathey Baker at (202) 551-3326 or me, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Roger N. Walter, Esq.
       Fax: (785) 232-9983